Filed Pursuant to Rule 253(g)(2)

File No.: 024-11941

SUPPLEMENT NO. 5 DATED APRIL 5, 2023

TO THE OFFERING CIRCULAR DATED OCTOBER 24, 2022

Nightfood Holdings, Inc.

520 White Plains Road, Suite 500

Tarrytown, New York 10591

(888) 888-6444; https://ir.nightfood.com/

This document supplements, and should be read in conjunction with, the offering circular of Nightfood Holdings, Inc. (“we,” “our,” “us,” “Nightfood,” or the “Company”), dated October 24, 2022, as filed by us with the Securities and Exchange Commission on October 25, 2022 and as further supplemented (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to provide updated information regarding recent developments of the Company.

Nestlé Proof-of-Concept Test with TAP Air Portugal

On April 4, 2023, we announced that our cookies will be offered on select flights with TAP Air Portugal as part of a proof-of-concept phase between the Company and Nestlé START and CO. Iberia.

Nightfood was a finalist in the Nestlé START and CO. 2022 program and was selected to move to the proof-of-concept phase. Nestlé START and CO. 2022 is the 4th edition of an initiative that results from a partnership between Nestlé and Nova School of Business and Economics, and the objective is to identify and select startups that want to grow by exploiting synergies and thus create new paths and future businesses in partnership with Nestlé.

The data collected will be used by Nestlé START and CO. and the Company to evaluate consumer attitudes related to nighttime snacking and sleep-friendly nighttime snacks on both sides of the Atlantic Ocean, and to identify potential opportunities for partnerships and/or international expansion of our brand.

Mast Hill Loans

In March 2023, we entered into Securities Purchase Agreements whereby the Company issued and sold to Mast Hill Fund, L.P. promissory notes in the aggregate principal amount of $321,882.36, which includes aggregate proceeds to the Company of $273,600 plus an original issue discount in the amount of $48,282.36. In connection with the promissory notes, we issued to Mast Hill (a) common stock purchase warrants, allowing Mast Hill to purchase an aggregate of 3,580,000 shares of common stock, and (b) returnable common stock purchase warrants, allowing Mast Hill to purchase an aggregate of 3,640,000 shares of common stock, which returnable common stock purchase warrants are triggered if the sums due under the respective promissory notes are not paid in full on or prior to their maturity dates.

Sonesta International Hotels Corporation

       On March 13, 2023, we announced that we teamed up with Sonesta International Hotels Corporation to offer sleep-friendly snack across multiple Sonesta brands.

Sonesta is the eighth largest hotel company in the United States, with approximately 1,200 properties totaling 100,000 guest rooms across 17 brands in eight countries. This launch is part of Sonesta’s ongoing corporate-level commitment to guest sleep and wellness.

The first phase of the roll-out across the three Sonesta managed brands features Nightfood ice cream pints in Cookies n’ Dreams and Midnight Chocolate flavors available for purchase in hotel lobby markets in approximately 160 managed Sonesta Select, Sonesta ES Suites, and Sonesta Simply Suites properties nationwide. Sonesta is expected to explore adding other Nightfood snacks nationally throughout 2023 and beyond to its market offerings.

Choice Hotels

On March 17, 2023, we announced that we secured Qualified Vendor status with Choice Hotels International, Inc., one of the world’s largest lodging franchisors.

Under this agreement, our sleep-friendly ice cream and cookies will be promoted to Choice franchisees for inclusion in hotel lobby marketplaces, and, potentially, as guest amenities.